RODRIGUEZ & ASSOCIATES
Raúl N. Rodriguez, Esq.
Kelsey Lantz, Paralegal
1011 Pennsylvania St., Unit B
Denver, Colorado 80203

Telephone: (303) 861-1797	Facsimile: (303) 861-1995 E-mail Address: raul@rnrodriguez.com

September 28, 2012

Mr. Ken Schuler
Mining Engineer
Securities & Exchange Commission
Washington, D.C. 59808

Re:   Grant Hartford Corporation
        Form 10-K for the Fiscal Year Ended December 31, 2011
        Filed April 17, 2012
        File No. 333-155507

Dear Mr. Schuler:

        Thank you for your telephone call this afternoon with respect to the above matter. This letter is in response to the Commission's review and comments regarding our filing of our Form 10-K for the period ended December 31, 2011, which was filed on April 17, 2012.

        I have been in contact with the Company's management and with the Company's engineers and geologists, who have been working very diligently to provide the necessary information to be able to respond clearly and completely to your comments.

        On behalf of the Company, I am requesting additional time to respond to the comments. Pursuant to our telephonic conversation we agreed that the Company's response and the amendment to the Form 10-K would be due to the Commission no later than October 15, 2012. This date would give the Company an additional 10 working days to respond.

Sincerely,

/s/Raul N. Rodriguez, Esq. Raul N. Rodriguez, Esq. Registration No. 02637 1011 Pennsylvania St., Unit B Denver, Colorado 80203 (303) 861-1797

cc:     Erick Sauve, President
         Grant Hartford Corporation